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                             July 15, 2021

       Faraz Ali
       Chief Executive Officer
       Tenaya Therapeutics, Inc.
       171 Oyster Point Boulevard, 5th Floor
       South San Francisco, CA 94080

                                                        Re: Tenaya
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 9, 2021
                                                            333-257820

       Dear Mr. Ali:

               We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1

       Prospectus Summary
       Our Pipeline, page 4

   1. We note your response to comment 2 and your revised disclosure in the pipeline table. We reissue in part our
prior comment. The table continues to include separate line items
                                                        for    Next Generation
Capsids" and "New Generation Target Identification Methods    that
                                                        are all in the early
stages of discovery. We further note that these programs are vague and do not appear to be
discussed in detail in the prospectus, including the summary, business, use of proceeds or MD&A
sections. Please limit your table to product candidates that are sufficiently material
to your business to warrant inclusion in your table. If these general programs are material,
identify the indications and expand your disclosure elsewhere to identify more
specifically these programs or candidates.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Faraz Ali
Tenaya Therapeutics, Inc.
July 15, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameFaraz Ali
                                                           Division of
Corporation Finance
Comapany NameTenaya Therapeutics, Inc.
                                                           Office of Life
Sciences
July 15, 2021 Page 2
cc:       Jennifer Knapp
FirstName LastName